UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

(Commission File No. 001-38051)

China Rapid Finance Limited

Room 7-705, Zhongjidasha Plaza, 819-1 Yinxianglu Road, Nanxiang Township

Jiading District, Shanghai, 201802

People’s Republic of China

+86-21-6032-5999

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

EXHIBIT INDEX

Exhibit 99.1      China Rapid Finance Announces Completion of Asset Injection with YBT/SOS and Private Placement with Cash Investors --Paves the Way to Growth and Profitability

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Rapid Finance Limited

By:	/s/ Hao (Kevin) Chen
Hao (Kevin) Chen
Chief Financial Officer

Date: May 19, 2020